February 25, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (913) 696-6122

Mr. William D. Zollars
Chief Executive Officer
YRC Worldwide Inc.
10990 Roe Avenue
Overland Park, Kansas 66211

> **Re: YRC Worldwide Inc.**
> **Definitive 14A**
> **Filed March 27, 2007**
> **File No. 000-12255**

Dear Mr. Zollars:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney Advisor